[MEDIWARE LETTERHEAD]

May 21, 2010

Via Electronic Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Stephani Bouvet

Re:	Mediware Information Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 9, 2009
Form 10-K/A for Fiscal Year Ended June 30, 2009
Filed November 3, 2009
Forms 10-Q for Fiscal Quarters Ended September 30, 2009,
December 31, 2009 and March 31, 2010
File No. 001-10768

Dear Ms. Bouvet:

On behalf of Mediware Information Systems, Inc. (the “Company”), I am providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated May 11, 2010 (the “Comment Letter”) relating to above-referenced filings.  The Comment Letter requested that the Company respond to the Staff’s comments within 10 business days or notify the Staff of the date by which it intends to respond.  As previously indicated to the Staff by telephone, the Company intends to respond no later than June 8, 2010.

If you have any questions or require any additional information, please feel free to contact me at (630) 218-2705.

Yours truly,

/s/Robert C. Weber

Robert C. Weber
Senior Vice President, Chief Legal Officer,
General Counsel and Secretary
Mediware Information Systems, Inc.